Exhibit B

Dear Kishore,

We would like to submit a 6 Point Action Plan to improve the foundation of Corporate Governance at Eros. We would like to use these points as a basis for discussions with you and your Management Team tomorrow. We are certain that if implemented, Eros will be able to rise above any level of international investment scrutiny. We submit these recommendations in a friendly and open format.

1)	Additional Independent Directors: Though Eros has David Maisel, founder of Marvel studios as an independent director, it would be a show of confidence if one or more of the top 3 institutional investors (Capital, Fullerton, and Dalton) join the Board of Eros. Majority of the board of directors should be independent.

2)	Minimizing/eliminating related party transactions: This might be an opportune time to merge the related family entities with Eros and align the interests of all stake holders of the company to one single entity. This will help greatly further the transformation of Eros from a family run business to a professionally run company with top-notch corporate governance.

3)	Simplify corporate structure: There cannot be a better time to de-list the India subsidiary and consolidate with the US parent company. This will greatly simplify the corporate structure and align all shareholder interests to the US listed company.

4)	Accounting policy & focus on cash flows: The current revenue recognition as well as amortization policy of Eros may not be the most conservative policy. Amortization of Eros India seems more conservative than Eros plc. It makes sense to use the global standard of amortizing content in proportion to the revenue realization per period as a % of total expected realization. Any other policy other than this can always be disputed. A review of accounting policy to make it conservative over the medium term is advisable. Focus on reducing receivables and change the content pricing model for future licensing transactions to structurally reduce the receivables from increasing beyond a certain limit. Also one of the independent directors with a strong financial background should be posted as the Chairman of the Audit Committee.

5)	Stake Increase by Founders & Management & Buyback Strategy:

a)	Stake Increase by Founders & Management: Would send a strong signal to the market and key management executives about the promoter family’s long term vision and confidence in the company. More importantly, buyback and stake increase will help prevent any potential business disruption in the form of long term clients and talent walking away from dealing with Eros. Management has to carefully monitor this fallout of the stock price on its day-to-day business operations.

b)	Company share buyback: At $7, stocks is deeply undervalued. Would be value accretive to do a buy back and issue later. This will allow the management to issue stock options to key management personnel at a later time.

c)	Bond buyback: The UK retail bond trading at just 40 cents. Would be value-accretive to do a buyback and issue debt later when things calm down.

6)	Focus on Execution: Investors like buying into well run businesses with strong operating metrics & ROE and are more willing to pay up for conservativeness. Focus on execution & let the numbers speak for themselves.

Warm Regards,

Jamie Rosenwald